UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________
Commission file number 000-11917

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
The Davey 401KSOP and ESOP

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Davey Tree Expert Company
1500 North Mantua Street
P.O. Box 5193
Kent, OH 44240

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The Davey 401KSOP and ESOP
Form 11-K
December 31, 2024

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The Davey 401KSOP and ESOP
December 31, 2024

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DAVEY 401KSOP AND ESOP

By:	The Davey Tree Expert Company as Plan Administrator

By:	/s/ Joseph R. Paul
Joseph R. Paul
Executive Vice President, Chief Financial Officer and Assistant Secretary

Date:	June 25, 2025

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The Davey 401KSOP and ESOP

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Page

Report of Independent Registered Public Accounting Firm	F-1

Financial Statements

Statement of Net Assets Available for Benefits--as of December 31, 2024	F-2

Statement of Net Assets Available for Benefits--as of December 31, 2023	F-3

Statement of Changes in Net Assets Available for Benefits--for the Year ended December 31, 2024	F-4

Notes to Financial Statements	F-5

Supplemental Schedules

Schedule H, Line 4i--Schedule of Assets (Held at End of Year)--as of December 31, 2024	F-11

Schedule H, Question 4a--Schedule of Delinquent Participant Contributions for the year ended December 31, 2024	F-12

Note: All other schedules required by Section 2520:103-10 of the Department of Labor's Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted because they are not applicable.

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Report of Independent Registered Public Accounting Firm
To the Plan Participants and the Plan Administrator of The Davey 401KSOP and ESOP Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of The Davey 401KSOP and ESOP (the "Plan") as of December 31, 2024 and 2023, the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”).
In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Report on Supplemental Schedules
The supplemental schedule of assets (held at end of year) as of December 31, 2024 and supplemental schedule of delinquent participant contributions for the year ended December 31, 2024, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Cleveland, Ohio
June 25, 2025
We have served as the auditor of the Plan since 2023.

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The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2024

	Nonparticipant Directed	Participant Directed	Total
	The Davey Tree Expert Company Stock Fund	Investment Funds	December 31, 2024
Assets
Investments, at fair value:
Common shares, The Davey Tree Expert Company	$167,075,781	$26,457,088	$193,532,869
Mutual funds	—	214,684,734	214,684,734
Common collective trust funds	—	37,029,067	37,029,067
Total investments	167,075,781	278,170,889	445,246,670

Receivables:
The Davey Tree Expert Company contributions	2,881,423	—	2,881,423
Participants' contributions	—	279,890	279,890
Total receivables	2,881,423	279,890	3,161,313

Net assets available for benefits	$169,957,204	$278,450,779	$448,407,983

See notes to financial statements.

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The Davey 401KSOP and ESOP
Statement of Net Assets Available for Benefits
December 31, 2023

	Nonparticipant Directed	Participant Directed	Total
	The Davey Tree Expert Company Stock Fund	Investment Funds	December 31, 2023
Assets
Investments, at fair value:
Common shares, The Davey Tree Expert Company	$159,184,746	$24,223,108	$183,407,854
Mutual funds	—	181,203,381	181,203,381
Common collective trust funds	—	35,288,859	35,288,859
Total investments	159,184,746	240,715,348	399,900,094

Receivables:
The Davey Tree Expert Company contributions	2,439,366	—	2,439,366
Participants' contributions	—	248,744	248,744
Total receivables	2,439,366	248,744	2,688,110

Net assets available for benefits	$161,624,112	$240,964,092	$402,588,204

See notes to financial statements.

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The Davey 401KSOP and ESOP
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2024

	Nonparticipant Directed	Participant Directed	Total Year Ended
	The Davey Tree Expert Company Stock Fund	Investment Funds	December 31, 2024

Investment income:
Net appreciation in fair value of investments	$13,045,332	$31,015,465	$44,060,797
Dividends	697,032	4,086,937	4,783,969
Net investment income	13,742,364	35,102,402	48,844,766

Contributions:
Participants	—	27,984,365	27,984,365
The Davey Tree Expert Company, common shares	11,606,751	—	11,606,751
Total contributions	11,606,751	27,984,365	39,591,116

Deductions from net assets attributed to:
Distributions to participants:
Cash	15,149,892	25,321,735	40,471,627
The Davey Tree Expert Company, common shares	1,627,431	84,993	1,712,424
Administrative expenses	238,700	193,352	432,052
Total deductions	17,016,023	25,600,080	42,616,103

Net increase	8,333,092	37,486,687	45,819,779

Net assets available for benefits:
Beginning of year	161,624,112	240,964,092	402,588,204
End of year	$169,957,204	$278,450,779	$448,407,983

See notes to financial statements.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2024
A.    Description of the Plan
The following description of The Davey 401KSOP and ESOP (the “Plan”) provides general information about the Plan's provisions. The Davey Tree Expert Company is the Plan Sponsor (the "Company" and "Sponsor"). Participants should refer to the Plan document for a more complete description of the Plan's provisions, copies of which may be obtained from the Sponsor.
The Plan was established for the benefit of eligible employees as of January 1, 1979 and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (sometimes referred to as “ERISA”).
General--The Plan is a defined contribution plan covering substantially all eligible employees of the Company and each subsidiary of the Company that has adopted the Plan. The eligibility of employees to participate in the Plan is based, in general, on both attaining age 21 and completing one year of continuous service.
The Plan was last amended and restated effective January 1, 2022. The portion of the Plan consisting of The Davey Tree Expert Company Stock Fund (the “ESOP feature”) is an employee stock ownership plan within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”) as a stock bonus plan. The portion of the Plan that is not the ESOP feature is a profit-sharing plan that is intended to qualify under Section 401(a) of the Code and includes a cash or deferred arrangement intended to qualify under Section 401(k) of the Code.
Argent Trust Company ("Argent") serves as trustee for the assets of The Davey Tree Expert Company Stock Fund and Principal Trust Company ("Principal") serves as trustee for all other assets of the Plan. Principal provides custodial services, as well as other services, including executing all buy, sell and reinvestment transactions, and collecting and reporting all dividend and interest payments.
Contributions--Participating employees have the option to make elective contributions, subject to the limit allowed by the Code ($23,000 for 2024, excluding catch-up contributions), further limited by other maximum contribution limits established by federal law, and subject to a weekly minimum contribution of 1% of the participant's compensation. Participants may also contribute amounts representing rollover distributions from other qualified plans (403(b) plans, 457 plans, conduit IRAs and other 401K plans). Additionally, participants who are 50 or older by the end of the calendar year are also allowed to make additional “catch-up” contributions on either a pre-tax basis or after-tax basis, up to $7,500 for 2024.
The Plan is a safe harbor plan. As a safe harbor plan, the Company made changes to the hardship provisions and is required to make quarterly matching contributions which are made in Company stock equal to 100% of the first three percent and 50% of the next two percent of the participant's W-2 wages, subject to IRS limit of $345,000 in 2024, which will be 100% vested. This represents a maximum matching contribution of 4% of wages. Employees may only move their matching portion out of the Company stock after separation of employment.
Participant Accounts--Each participant's account is (a) credited with the participant's contribution and allocations of (i) the Company's contribution and (ii) plan earnings, and (b) charged with an allocation of administrative expenses. Allocations are based on the participant's selected investment mix. A participant is entitled to the benefit that can be provided from the participant's vested account balance.
Vesting--Participants are immediately vested in their contributions and the Company's matching contribution plus actual earnings thereon.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2024
Investments--The Plan contains a diversified selection of funds that participants can choose from, including directing up to 25% of their total contributions to The Davey Tree Expert Company Stock Fund, subject to diversification provisions. Participants may change their investment options daily.
Payments of Benefits--Participants who terminate may receive distributions of vested benefits either in cash or common shares of the Company based on the participant's specific investments in Plan options. Participants who terminate have one year after termination to receive distributions in cash or common shares but, if that one year lapses, then the participant's investment in the Company Stock Fund will be liquidated and reinvested in other funds. Former participants who receive a distribution of common shares of the Company have two 60-day put option periods in which they may require that the Company purchase those shares at a per share price equal to the value determined by an independent stock valuation firm as of the valuation date immediately preceding the exercise of the put option. Former participants wishing to sell their shares of the Company must offer such shares first to the Plan and then to the Company, although the Plan and the Company are under no obligation to repurchase the shares, other than pursuant to the put option. Should neither the Plan nor the Company desire to purchase the shares, former participants have the right to sell those shares to any other person.
Forfeited Accounts--Forfeited accounts arise from participants whose employment terminates before vesting occurs. However, if a former participant is rehired, in certain instances, forfeited accounts will be restored to the employee's Plan account. Amounts forfeited are used to restore previously forfeited accounts when necessary. Remaining amounts forfeited are used to offset future Company contributions. Forfeited amounts totaling $135,759 were used to reduce employer matching contributions in 2024. At December 31, 2024, there were no forfeited accounts.
Voting Rights--Each participant is entitled to exercise voting rights attributable to the common shares of the Company allocated to his or her account and is notified by the Trustee at least thirty days prior to the time such rights are to be exercised. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with instructions received from other participants in the Plan.
B.    Summary of Significant Accounting Policies
Basis of Financial Statement Presentation--These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).
Use of Estimates--The preparation of financial statements in conformity with U.S. GAAP requires Plan management to make estimates and assumptions that affect reported amounts. Actual results could differ from those estimates.
Evaluation of Subsequent Events Disclosure--The Plan has evaluated subsequent events through June 25, 2025, which is the date the financial statements were available to be issued. No significant matters were identified for recording or disclosure during the evaluation.
Investment Valuation and Income Recognition--The investments of the Plan are reported at fair value.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2024
The change in net unrealized appreciation or (depreciation) on investments is included in the statement of changes in net assets available for benefits. Net appreciation (depreciation) in the fair value of investments includes the realized gain or loss on investments sold and unrealized gains/losses on investments held during the year determined on a revalued cost basis.
Purchases and sales of securities are accounted for on the trade date. Dividend income is accounted for on the ex-dividend date.
Contributions--Employer matching contributions are recorded when earned. Employee contributions are recorded when withheld.
Administrative Expenses--The costs of administering the Plan are paid by the Company, except for trustee and recordkeeping fees, Company stock valuation services and audit fees, which are paid by the Plan.
C.    Fair Value Measurements
Financial Accounting Standards Board ASC 820, “Fair Value Measurements and Disclosures" (“Topic 820”) defines fair value based on the price that would be received to sell an asset or the exit price that would be paid to transfer a liability in an orderly transaction between market participants at the measurement date. Market participants are defined as buyers or sellers in the principal or most advantageous market for the asset or liability that are independent of the reporting entity, knowledgeable and able and willing to transact for the asset or liability.
Valuation Hierarchy--Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value. The hierarchy prioritizes the inputs into three broad levels:
Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity has the ability to access.
Level 2 inputs are observable inputs other than prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated with observable market data.
Level 3 inputs are unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.
Valuation Methodology and Valuation Hierarchy Classification
The following is a description of the valuation methodology used for the investments measured at fair value, including the general classification of the investments within the valuation hierarchy.
The Davey Tree Expert Company Common Stock Fund--The Davey Tree Expert Company Common Stock Fund is comprised of the Company's common shares and a small portion of short-term investments. The Company's common shares are not listed or traded on an established public trading market and market prices are, therefore, not available. Semiannually, for purposes of the Davey 401KSOP and ESOP, the fair market value of the common shares is determined by an independent stock valuation firm. The semiannual valuations utilize two approaches in determining the fair value of the common shares, a market approach and an income approach. Each approach utilizes Company performance and financial condition, using a peer group of comparable companies selected by the firm as well as significant

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2024
unobservable inputs such as projected earnings and cash flow, EBITDA and cost of capital. The results of each valuation approach are averaged to arrive at the fair market value.
The peer group at December 31, 2024 consisted of: ABM Industries Incorporated; Comfort Systems USA, Inc.; Dycom Industries, Inc.; FirstService Corporation; MYR Group, Inc.; Quanta Services, Inc.; Rollins, Inc.; and Scotts Miracle-Gro Company. The semiannual valuations are effective for a period of six months and the per-share price established by those valuations is the price at which the Board of Directors of the Company has determined that the common shares will be bought and sold during that six-month period in transactions involving the Company or one of its employee benefit or stock purchase plans. The Company provides a ready market for all shareholders through its direct purchase of their common shares, although the Company is under no obligation to do so (other than for repurchases pursuant to the put option, as described in Note A).
Mutual Funds--Mutual funds are valued at their daily closing prices, as reported by each fund. Mutual funds held by the Plan are open‑ended mutual funds that are registered with the Securities and Exchange Commission. The mutual funds held by the Plan are recorded based on quoted market prices in an active market.
Common Collective Trust Funds--Common collective trust funds are stated at net asset values as determined by the issuer of the common collective trust funds as a practical expedient, based on the fair value of the underlying investments. The common collective trust funds have no redemption restrictions and no future commitments from the Plan.
The Plan's investments measured at fair value on a recurring basis at December 31, 2024 were as follows:

		Fair Value Measurements at December 31, 2024:
Investments Recorded at Fair Value on a Recurring Basis	Total Carrying Value at December 31, 2024	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Common shares	$193,532,869	$—	$—	$193,532,869
Mutual funds	214,684,734	214,684,734	—	—
Common collective trust funds measured at net asset value(a)	37,029,067	—	—	—
	$445,246,670	$214,684,734	$—	$193,532,869

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2024
The Plan's investments measured at fair value on a recurring basis at December 31, 2023 were as follows:

		Fair Value Measurements at December 31, 2023:
Investments Recorded at Fair Value on a Recurring Basis	Total Carrying Value at December 31, 2023	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Common shares	$183,407,854	$—	$—	$183,407,854
Mutual funds	181,203,381	181,203,381	—	—
Common collective trust funds measured at net asset value (a)	35,288,859	—	—	—
	$399,900,094	$181,203,381	$—	$183,407,854
(a)In accordance with Subtopic 820-10, certain investments that are measured at fair value using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The carrying value amounts presented in these tables are intended to provide reconciliation of the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.
The changes in Level 3 investments measured on a recurring basis for the year ended December 31, 2024 follow:

	January 1, 2024	Net gains	Purchases	Sales	December 31, 2024

Common shares	$183,407,854	$15,003,721	$14,880,197	$(19,758,903)	$193,532,869
D.    Concentration of Market Risks and Other Uncertainties
The Plan had investments in the common stock of The Davey Tree Expert Company at December 31, 2024 of $193,532,869, approximating 43.2% of net assets, and at December 31, 2023 of $183,407,854, approximating 45.6% of net assets.
The investments in the common stock of The Davey Tree Expert Company are exposed to market risk--the potential economic loss that may result from adverse changes in fair value. Other investments of the Plan are also exposed to various risks, such as market risk, interest risk and credit risk, including risks related to pandemics and international conflicts.
Due to the level of risk associated with the common stock of The Davey Tree Expert Company and other investments of the Plan, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.
From time to time the Plan may hold cash in excess of Federal Deposit Insurance Corporate limits. However, management believes they are transacting with entities with high credit scores which reduces this risk.
E.    Transactions with Related Parties and Parties-in-Interest
Certain plan investment choices include funds managed by Principal, one of the trustees for the Plan, and, therefore, these transactions qualify as party-in-interest transactions, as defined by ERISA. Fees paid to trustees during 2024 totaled $361,998. In addition, the Plan holds The Davey Tree Expert Company common stock, see Note D.

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The Davey 401KSOP and ESOP
Notes to Financial Statements
December 31, 2024
F.    Prohibited transactions
The Company remitted certain participant contributions of $1,200, $8,375, and $154,152 to the Trustee for the years ended December 31, 2024, 2023, and 2022, respectively, which was later than required by Department of Labor ("DOL") Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the 2024 transactions. The Company has filed the appropriate forms and paid the excise tax on the 2023 and 2022 transactions. In addition, the participants' accounts were credited with the amount of investment income that would have been earned had the employee deferrals been remitted on a timely basis.
G.    Termination of the Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their accounts, to the extent not already vested.
H.    Tax Status of the Plan
The Internal Revenue Service (the "IRS") has determined and informed the Company, in a letter dated September 12, 2016, that the Plan is qualified and the trust established under the Plan is tax-exempt under the appropriate sections of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter the Plan Sponsor believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Code and therefore, believes the Plan and related trust continue to be tax-exempt.
U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize tax liabilities in the financial statements if the Plan has taken uncertain tax positions that more-likely-than-not, based solely on technical merits, would not be sustained upon examination by the IRS. Plan management has evaluated the tax positions taken by the Plan, and has concluded that as of December 31, 2024, there are no uncertain tax positions taken or expected to be taken that would require recognition.
The Plan is subject to routine audits by tax jurisdictions for tax years for which the applicable statutes of limitations have not expired. Plan management believes it is no longer subject to income tax examinations for years prior to 2021.

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The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Line 4i--Schedule of Assets
(Held at End of Year)
December 31, 2024

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value
*	The Davey Tree Expert Company (A)	Common Stock; 8,030,410 shares	$37,036,174	$193,532,869
	Mutual Funds:
	Vanguard	Vanguard Target Retirement Income Fund--227,573 shares	**	2,981,208
	Vanguard	Vanguard Target Retirement 2020 Fund--121,254 shares	**	3,210,802
	Vanguard	Vanguard Target Retirement 2025 Fund--589,912 shares	**	11,025,459
	Vanguard	Vanguard Target Retirement 2030 Fund--419,545 shares	**	15,892,349
	Vanguard	Vanguard Target Retirement 2035 Fund--702,989 shares	**	16,857,680
	Vanguard	Vanguard Target Retirement 2040 Fund--561,253 shares	**	24,257,347
	Vanguard	Vanguard Target Retirement 2045 Fund--745,421 shares	**	22,116,643
	Vanguard	Vanguard Target Retirement 2050 Fund--336,667 shares	**	16,779,508
	Vanguard	Vanguard Target Retirement 2055 Fund--231,105 shares	**	12,851,753
	Vanguard	Vanguard Target Retirement 2060 Fund--147,094 shares	**	7,538,582
	Vanguard	Vanguard Target Retirement 2065 Fund--39,608 shares	**	1,331,618
	Vanguard	Vanguard Target Retirement 2070 Fund--3,883 shares	**	103,603
	JPMorgan	JPMorgan Large Cap Growth Fund--284,103 shares	**	23,790,775
	American	American EuroPacific Growth Fund--68,942 shares	**	3,703,571
	American	American New Perspective Fund--270,179 shares	**	16,791,653
	Vanguard	Vanguard Total Stock Market Index Adm Fund--92,411 shares	**	13,032,755
	Metropolitan West	Metropolitan West Total Return Bond Fund--750,435 shares	**	6,243,619
	T. Rowe Price	T. Rowe Price Small Cap Stock Fund--287,672 shares	**	16,175,809
	Common Collective Trust Funds:
*	Principal Global Investors	Morley Financial Services, Inc - Principal Stable Value Z Fund--342,123 units	**	8,702,890
*	SEI Trust Company	Principal BlackRock S&P Midcap Index CIT N Fund--75,325 units	**	6,428,560
*	SEI Trust Company	Principal BlackRock S&P 500 Index CIT N Fund--62,726 units	**	17,038,634
*	SEI Trust Company	Principal MFS Value CIT N Fund--153,427 units	**	4,858,983
		Investments at Fair Value		$445,246,670

* A party-in-interest as defined by ERISA
** Cost information is not required for participant-directed investments
(A) Nonparticipant and participant directed

The Davey 401KSOP and ESOP
EIN: 34-0176110              Plan Number: 004
Schedule H, Question 4a
Schedule of Delinquent Participant Contributions
December 31, 2024

	Total That Constitute Nonexempt Prohibited Transactions
	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
Participant Contributions Transferred Late to the Plan
Check here if late participant loan contributions are included
2024 participant contributions transferred late to the Plan	$—	$1,200	*	$—	$—
2023 participant contributions transferred late to the Plan	$—	$—		$—	$8,375	**
2022 participant contributions transferred late to the Plan	$—	$—		$—	$154,152	**

* The Company will file Form 5330 with the IRS and pay the required excise tax on the transactions
** The Company has filed the appropriate forms and paid the excise tax on the transactions

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm	Filed Herewith